Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Owners

Adeptus Health LLC and Subsidiaries:

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Adeptus Health Inc. 2014 Omnibus Incentive Plan of our report dated March 14, 2014, with respect to the consolidated balance sheets of Adeptus Health LLC and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in owners’ equity, and cash flows for each of the years in the two-year period ended December 31, 2013 included in the Registration Statement, as amended, on Form S-1 (File No. 333-196142) of Adeptus Health Inc., filed with the Securities and Exchange Commission.

/s/ KPMG LLP

Dallas, Texas
June 24, 2014